Exhibit 1

Ellomay Capital Announces 2010 Annual Meeting of Shareholders

Tel-Aviv, Israel, November 16, 2010 – Ellomay Capital Ltd. (EMYCF.PK) (“Ellomay” or the “Company”), announced today that it will hold its annual general meeting of shareholders on December 22, 2010 at 12:00 noon, Israel time, at Ellomay’s offices located at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 66881, Israel.

The agenda of the shareholders’ meeting will be as follows:

1.	Election of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.
Reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ending December 31, 2010, and authorization of the Company’s Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

3.	Extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership for an additional one-year period;

4.	Approval of reverse share split of the Company’s ordinary shares at a ratio not to exceed one-for-ten and of related amendments to the Company’s Memorandum and Articles of Association; and

5.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2009.

Shareholders of record as of the close of business on November 22, 2010 will be entitled to vote at the shareholders’ meeting. Ellomay plans to mail a proxy statement which describes the proposals to be considered at the shareholders’ meeting and a proxy card on or about November 23, 2010. The proxy statement will also be available in the “Press Center” section of Ellomay’s website at www.ellomay.com.

About Ellomay Capital

Ellomay Capital Ltd. is an Israeli company that recently invested in six photovoltaic plants, which are currently under construction, located in the Marche and Troia Regions in Italy. The Company’s current plan of operations is to expand its investments in the renewable energy field and to identify and evaluate suitable business opportunities and strategic alternatives in other fields, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.  Until February 29, 2008, the Company (which until then was named NUR Macroprinters Ltd.) and its subsidiaries, developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1108
Email: kaliaw@ellomay.com